SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Orbitz, Inc.

(Name of Subject Company (issuer))

Robertson Acquisition Corporation

Cendant Corporation

(Name of Filing Persons (Offerors))

Class A Common Stock, par value $.001 per Share

(Title of Class of Securities)

68556Y 10 0

(CUSIP Number of Class of Securities)

James E. Buckman, Esq.

Vice Chairman and General Counsel

Cendant Corporation

9 West 57th Street

New York, New York 10019

(212) 413-1800

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the filing person)

Copies to:

David Fox, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Eric J. Bock Executive Vice President, Legal Cendant Corporation 9 West 57th Street New York, New York 10019 (212) 413-1800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,233,135,134	$156,239

*     Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 14,356,179 shares of class A common stock of Orbitz, Inc. at the tender offer price of $27.50 per share of class A common stock. The transaction value also assumes the purchase of 27,173,461 shares of class B common stock of Orbitz, Inc. at the tender offer price of $27.50 per share of class B common stock. The transaction value also includes the offer price of $27.50 less $12.62, which is the average exercise price of outstanding options, multiplied by 6,120,298, the estimated number of options outstanding.

**   The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 3 for fiscal year 2005, equals $126.70 per million of transaction value, or $156,239.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Robertson Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Cendant Corporation, a Delaware corporation (“Cendant” or “Parent”), to purchase all the outstanding shares of class A common stock, par value $.001 per share (the “Class A Common Stock”), of Orbitz, Inc., a Delaware corporation (“Orbitz” or the “Company”), at a purchase price of $27.50 per share, net to the seller in cash, without interest thereon (the “Offers Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) respectively. The Purchaser is simultaneously making an offer to purchase all the outstanding shares of class B common stock, par value $.001 per share (the “Class B Common Stock”), of Orbitz, none of which are registered pursuant to the Exchange Act, at the Offers Price upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal. This Schedule TO is being filed on behalf of Purchaser and Cendant.

The information set forth in the Offer to Purchase, including the Schedule and Annex thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.     SUMMARY TERM SHEET

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Orbitz, Inc., a Delaware corporation. The Company’s principal executive offices are located at 200 South Wacker Drive, Suite 1900, Chicago, Illinois 60606. The Company’s telephone number is (312) 894-5000.

(b) This statement relates to the Class A Common Stock, of which there were 14,356,179 shares issued and outstanding as of September 24, 2004. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividend on the Shares” is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON

(a), (b), (c) This Schedule TO is filed by the Purchaser and Cendant. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Cendant and the Purchaser” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.     TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Cendant and the Purchaser,” “Background of the Offers; Past Contacts, Negotiations and Transactions,” “Purpose of the Offers; Plans for Orbitz; Other Matters” and “The Merger Agreement, Stockholder Agreements and Other Agreements,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two (2) years which would be required to be disclosed under this Item 5 between any of the Purchaser or Cendant or any of their respective subsidiaries or, to the best knowledge of Purchaser or Cendant, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and the Company or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

ITEM 6.     PURPOSE OF THIS TRANSACTION AND PLANS OR PROPOSALS.

The information set forth in the “Introduction” and Sections 7, 12 and 13 of the Offer to Purchase entitled “Effect of the Offers on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations,” Purpose of the Offers; Plans for Orbitz; Other Matters,” and “The Merger Agreement, Stockholder Agreements and Other Agreements,” respectively, is incorporated herein by reference.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

ITEM 8.     INTEREST IN SECURITIES OF THE COMPANY.

The information set forth in the “Introduction” and Sections 8, 9, 11 and 13 of the Offer to Purchase entitled “Certain Information Concerning Orbitz,” “Certain Information Concerning Cendant and the Purchaser,” “Background of the Offers; Past Contacts, Negotiations and Transactions” and “The Merger Agreement, Stockholder Agreements and Other Agreements,” respectively, is incorporated herein by reference.

ITEM 9.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in Sections 11, 13 and 16 of the Offer to Purchase entitled “Background of the Offers; Past Contacts, Negotiations and Transactions,” “The Merger Agreement, Stockholder Agreements and Other Agreements” and “Fees and Expenses,” respectively, is incorporated herein by reference.

ITEM 10.     FINANCIAL STATEMENTS.

Not applicable.

ITEM 11.     ADDITIONAL INFORMATION

(a)(1) The information set forth in Sections 9, 11 and 13 of the Offer to Purchase entitled “Certain Information Concerning Cendant and the Purchaser”, “Background of the Offers; Past Contacts, Negotiations and Transactions” and “The Merger Agreement, Stockholder Agreements and Other Agreements,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 13, 14 and 15 of the Offer to Purchase entitled “The Merger Agreement, Stockholder Agreements and Other Agreements,” “Certain Conditions of the Offers” and “Certain Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7 and 15 of the Offer to Purchase entitled “Effect of the Offers on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations” and “Certain Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) The information set forth in Section 15 of the Offer to Purchase entitled “Certain Legal Matters” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.     EXHIBITS

(a)(1)(A)	Offer to Purchase, dated October 6, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by Cendant Corporation on September 29, 2004 (incorporated by reference to the Current Report on Form 8-K filed by Cendant Corporation with the Securities and Exchange Commission on September 29, 2004).

(a)(1)(H)	Press Release issued by Cendant Corporation on October 6, 2004.

(a)(1)(I)	Summary Advertisement published October 6, 2004.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Orbitz, Inc.

(d)(2)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and American Airlines, Inc.

(d)(3)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Continental Airlines, Inc.

(d)(4)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Delta Air Lines, Inc.

(d)(5)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Northwest Airlines, Inc.

(d)(6)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and United Air Lines, Inc.

(d)(7)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Jeffrey G. Katz.

(d)(8)	Amendment No. 1 to the Stockholder Agreement, dated as of October 6, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Jeffrey G. Katz.

(d)(9)	Confidentiality Agreement, dated September 4, 2003, between Orbitz, LLC and Cendant Corporation.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROBERTSON ACQUISITION CORPORATION

By:	/s/ ERIC J. BOCK
Name:	Eric J. Bock
Title:	Director, Executive Vice President - Law and
Corporate Secretary

CENDANT CORPORATION

By:	/s/ ERIC J. BOCK
Name:	Eric J. Bock
Title:	Executive Vice President - Law and
Corporate Secretary

Date:  October 6, 2004

INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated October 6, 2004.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press Release issued by Cendant Corporation on September 29, 2004 (incorporated by reference to the Current Report on Form 8-K filed by Cendant Corporation with the Securities and Exchange Commission on September 29, 2004).

(a)(1)(H)	Press Release issued by Cendant Corporation on October 6, 2004.

(a)(1)(I)	Summary Advertisement published October 6, 2004.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Orbitz, Inc.

(d)(2)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and American Airlines, Inc.

(d)(3)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Continental Airlines, Inc.

(d)(4)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Delta Air Lines, Inc.

(d)(5)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Northwest Airlines, Inc.

(d)(6)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and United Air Lines, Inc.

(d)(7)	Stockholder Agreement, dated as of September 29, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Jeffrey G. Katz.

(d)(8)	Amendment No. 1 to the Stockholder Agreement, dated as of October 6, 2004, by and among Cendant Corporation, Robertson Acquisition Corporation and Jeffrey G. Katz.

(d)(9)	Confidentiality Agreement, dated September 4, 2003, between Orbitz, LLC and Cendant Corporation.

(g)	Not applicable.

(h)	Not applicable.